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                                                                Exhibit 99(a)(8)

                                                               Via Hand Delivery

                       NOTICE TO ELIGIBLE OPTION HOLDERS

REGARDING OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS HAVING AN EXERCISE PRICE
                       OF MORE THAN $2.50 FOR NEW OPTIONS
                                 (THE "OFFER")

     We are distributing this Notice to notify our option holders that (i) a condition to our obligation to complete the Offer has been triggered, but that we have waived this condition and will proceed with the Offer; (ii) we have made an additional class of options eligible for the Offer; and (iii) we plan to file our Annual Report on Form 10-K prior to the expiration of the Offer.

     On Friday, March 9, 2001, the Nasdaq National Market closed at a level approximately 11.5% less than its closing level on February 20, 2001. This event triggered the condition, described in Section 6 of our Offer to Purchase, that if the Dow Jones Industrial Average, the Nasdaq National Market or the Standard and Poor's Index of 500 Companies declines by an amount in excess of 10% measured during any time period after the close of business on February 20, 2001, we may not be required to accept any options elected for exchange, may terminate or amend the offer, or may postpone our acceptance and cancellation of any options elected for exchange, subject to certain conditions.

     We hereby permanently waive the above-described condition to the Offer. The Offer will remain outstanding even if there are further declines in the Nasdaq, the Dow or the S&P 500, and subject to the satisfaction of all other conditions will expire as scheduled at 12:00 midnight, Pacific Standard Time, on Tuesday, March 20, 2001.

     In addition, we hereby amend the Offer to make eligible for tender the class of options exercisable for at least 500,000 shares of our common stock at an exercise price of $39.00 per share. This class of options was initially described in the Offer to Exchange as being ineligible for the Offer.

     We also wish to inform you that we plan to file our Annual Report on Form 10-K for the year ended December 31, 2000 on or about March 15, 2001, but in all events prior to the expiration of the Offer. You may access the Form 10-K via the Securities and Exchange Commission website at www.sec.gov.

     Please remember to complete your election form and return it to the Stock Options Office, Attn: Doris Young, LookSmart, Ltd., 625 Second Street, San Francisco, California 94107 no later than 12:00 midnight, Pacific Standard Time, on Tuesday, March 20, 2001.

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